Exhibit 2.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

29 May 2015

RECOMMENDED CASH AND SHARE OFFER

FOR

TELECITY GROUP PLC

BY

EQUINIX, INC.

Summary

•	The Boards of Equinix and TelecityGroup are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer for the entire issued and to be issued share capital of TelecityGroup.

•	The merger and implementation agreement that TelecityGroup entered into with Interxion on 9 March 2015 has been terminated.

•	Under the terms of the Transaction, each TelecityGroup Shareholder will be entitled to receive:

for each TelecityGroup Share:	572.5 pence in cash; and

0.0327 New Equinix Shares

•	The Transaction represents a value of approximately 1,145.0 pence per TelecityGroup Share and a value of approximately £2,351.9 million for TelecityGroup’s entire issued and to be issued share capital based on the volume-weighted average share price of $267.74 per Equinix Share for the 5 day period to 28 May 2015 (being the last Business Day before the date of this Announcement) and an exchange rate on 28 May 2015 of 1.5283.

•	Based on the value of approximately 1,145.0 pence per TelecityGroup Share, the terms of the Transaction represent:

•	a premium of approximately 34.9 per cent. to the Closing Price of 848.5 pence per TelecityGroup Share on 10 February 2015 (being the last Business Day before TelecityGroup announced its proposed merger with Interxion);

•	a premium of approximately 56.5 per cent. to the volume-weighted average share price of 731.8 pence per TelecityGroup Share for the 12-month period to 10 February 2015 (being the last Business Day before TelecityGroup announced its proposed merger with Interxion); and

•	a premium of approximately 27.3 per cent. to the Closing Price of 899.5 pence per TelecityGroup Share on 6 May 2015 (being the last Business Day before TelecityGroup announced that it was in discussions with Equinix).

•	The current value of the Transaction at Equinix’s Closing Price of $269.19 on 28 May 2015 (being the last Business Day before the date of this Announcement) and an exchange rate on 28 May 2015 of 1.5283 is 1,148.5 pence per TelecityGroup Share and implies a premium of approximately 27.7 per cent. to TelecityGroup’s Closing Price of 899.5 pence per TelecityGroup Share on 6 May 2015.

•	Following completion of the Transaction, TelecityGroup Shareholders will hold approximately 10.1 per cent. of the Combined Group.

•	Equinix has agreed that John Hughes, Executive Chairman of the Board of TelecityGroup, will join the Board of Equinix on completion of the Transaction.

•	The directors of TelecityGroup, who have been so advised by Goldman Sachs International and Oakley Capital Limited as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. In providing their advice Goldman Sachs International and Oakley Capital Limited have taken into account the commercial assessments of the directors of TelecityGroup.

•	Accordingly, the directors of TelecityGroup intend unanimously to recommend that TelecityGroup Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Transaction at the TelecityGroup General Meeting, as the directors of TelecityGroup have irrevocably undertaken to do in respect of their own beneficial holdings of 128,318 TelecityGroup Shares in aggregate representing approximately 0.0632 per cent. of TelecityGroup’s issued share capital on 28 May 2015 (being the last Business Day before this Announcement). Further details of these irrevocable undertakings are set out in Appendix 4.

•	The Board of Equinix believes that the Transaction will deliver significant value for the shareholders of both TelecityGroup and Equinix. The Board of Equinix believes that the premium offered, which includes a significant cash component and the opportunity for TelecityGroup Shareholders to participate in combined value creation through the Transaction’s equity component, represents a highly attractive opportunity for TelecityGroup Shareholders.

•	The Board of Equinix believes that this Transaction will provide the opportunity for increased network and cloud density to better serve customers. The combined footprint of Equinix and TelecityGroup will create a stronger platform to attract customers and pursue the emerging enterprise opportunity. Equinix expects the Transaction to enable accelerated deployment of cloud service provider nodes and to further the execution of Equinix’s cloud ecosystem strategy for EMEA.

•	Equinix will provide a Mix and Match Facility, which will allow TelecityGroup Shareholders to elect, subject to off-setting elections, to vary the proportions in which they receive New Equinix Shares and cash. The Mix and Match Facility will not change the total number of New Equinix Shares to be issued or the maximum amount of cash that will be paid under the terms of the Transaction.

•

In the event that the record date for a Special Equinix Dividend falls between the date of this Announcement and the Effective Date, then the number of New Equinix Shares that each TelecityGroup Shareholder will be entitled to receive under the terms of the Transaction will be subject to a pro rata adjustment upwards to reflect the equity component of that Special Equinix Dividend and to ensure that the percentage of the Combined Group owned by TelecityGroup Shareholders is not changed by that Special Equinix Dividend.

•	TelecityGroup Shareholders will be entitled to an interim dividend in respect of the six-month period ended 30 June 2015, provided that such dividend will not exceed 5 pence per TelecityGroup Share. This dividend will be paid only if the Transaction completes after the record date for the Special Equinix Dividend to be paid or declared during or before the fourth quarter of 2015. If any other dividend is declared, made or paid in respect of the TelecityGroup Shares on or after the date of this Announcement or an interim dividend in respect of the six-month period ended 30 June 2015 is declared, made or paid in excess of 5 pence, Equinix reserves the right to reduce the Consideration by the amount of all or part of any such dividend or all or part of any such excess.

•	It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006.

•	The Transaction will be subject to the Pre-Condition relating to regulatory clearances from the European Commission or certain national authorities as set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Scheme Document, including the sanction of the Scheme by the Court.

•	The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the TelecityGroup General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders. It is expected that the Scheme Document will be despatched to TelecityGroup Shareholders after satisfaction or waiver of the Pre-Condition.

•	Equinix expects the Effective Date to occur in the first half of 2016, subject to the satisfaction or waiver of the Pre-Condition set out in Appendix 1 and the Conditions and certain further terms set out in Appendix 2.

•	In order for Equinix to be in a position to satisfy the REIT requirements which apply to it and ensure compliance with the REIT tests which must be satisfied by Equinix quarterly in order to maintain qualification as a REIT, during 2015, it is intended that the Effective Date will be within the first 15 days of commencement of the calendar quarter immediately following satisfaction or waiver of the Pre-Condition set out in Appendix 1 and satisfaction of the Conditions set out in paragraphs 1.1 and 1.2 of Appendix 2 (the “Trigger Conditions”) provided that, if the Trigger Conditions are satisfied or waived (as the case may be) after 1 October 2015, then the Effective Date will be within the first 30 days of the calendar quarter immediately following satisfaction or waiver of the Trigger Conditions unless Equinix notifies TelecityGroup that the Effective Date can occur at any other time in that quarter.

Commenting on today’s Announcement, Stephen Smith, Chief Executive Officer & President of Equinix said:

“We are delighted to announce the combination of TelecityGroup and Equinix in what is an exciting day for the stakeholders of both companies. The addition of TelecityGroup’s businesses will considerably strengthen Equinix’s offering to customers in Europe and beyond, reinforcing us as a global leader in global interconnection and data centres, as well as bringing the benefits of greater cloud and network density to our customers.

The transaction will allow Equinix to benefit from increased scale and extend the global reach of our platform. We believe our offer is compelling to TelecityGroup Shareholders who will realise significant value for their holdings while having the opportunity to participate in the future strengths of the combined business. We are especially pleased to be welcoming John Hughes onto the Board of the combined business and will greatly benefit from his experience in the technology space. “

Commenting on today’s Announcement, John Hughes, Executive Chairman of TelecityGroup said:

“On behalf of the Board of TelecityGroup, I am very pleased to recommend the combination of TelecityGroup and Equinix to our shareholders today. Having carefully considered all our options, the Board believes this is a compelling offer and an excellent outcome for shareholders, employees and customers.

TelecityGroup has become a leading player in the European datacentre industry, consistently delivering an outstanding performance and high quality returns to shareholders. This is testament to the hard work of all TelecityGroup’s employees. I am delighted that they now have the opportunity to be part of a global technology leader, led by Equinix’s exceptional management team.

Through this transaction, our customers will have new global opportunities for their connected datacentre requirements. The combination of Equinix and TelecityGroup services and people will ensure the expanded business leads the way in the provision of highly-connected data centre services for customers in Europe and all over the world.”

This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including the Appendices). The Transaction will be subject to the Pre-Condition set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Scheme Document, including the sanction of the Scheme by the Court. Appendix 3 contains sources and bases of certain information contained in this Announcement. Details of irrevocable undertakings received by Equinix are set out in Appendix 4. Certain terms used in this Announcement are defined in Appendix 5.

A copy of this Announcement is available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Equinix’s website at www.equinix.com and on TelecityGroup’s website at www.telecitygroup.com.

Analyst and investor call

Equinix will hold a conference call on Friday 29 May 2015 at 8:30 a.m. EDT / 1.30 p.m. BST to discuss this Announcement.

To hear the conference call live, please dial +1 (210) 234-8004 (domestic and international) and use the passcode EQIX. A simultaneous live webcast of the call will be available at http://investor.equinix.com.

A replay of the call will be available one hour after the call until Sunday 30 August 2015 by dialling +1 (203) 369-0257 and entering passcode 2015.

Enquiries:

Equinix

Media contacts

Ian Bain	+1 650 598 6447

Claire Macland	+44 750 783 4784

Investor relations

Katrina Rymill	+1 650 598 6583

J.P. Morgan – Financial Adviser

Fred Turpin Marco Caggiano	New York: +1 212 270 6000

Laurence Hollingworth Dwayne Lysaght	London: +44 207 742 4000

Tulchan Communications – Communications Adviser	+44 207 353 4200

Andrew Grant Stephen Malthouse Tom Murray

TelecityGroup

Media

James Tyler	+44 207 001 0076

Investor relations

Rosie Wilkins	+44 203 229 1138

Goldman Sachs International—Lead Financial Adviser, Rule 3 Adviser and Joint Corporate Broker	+44 207 774 1000

Anthony Gutman Richard Cormack Nicholas van den Arend Alex Garner

Oakley Capital Limited – Financial Adviser and Rule 3 Adviser	+44 207 766 6933

Christian Maher Anthony Yaneza David Rogers

Barclays Bank PLC, acting through its Investment Bank – Financial Adviser and Joint Corporate Broker	+44 207 623 2323

Matthew Smith Jim Renwick Joe Valenti

Greenhill & Co International LLP – Financial Adviser	+44 207 198 7400

David Wyles Pieter-Jan Bouten

Brunswick – Public relations adviser	+44 207 404 5959

Sarah West Aideen Lee Chris Buscombe Helen Smith

Important notices relating to financial advisers

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which is authorised and regulated in the United Kingdom by the FCA) is acting as financial adviser exclusively for Equinix and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than Equinix for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to in this Announcement.

Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and the matters referred to in this Announcement and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Oakley Capital Limited is authorised and regulated by the FCA. Oakley Capital Limited is acting as financial adviser for TelecityGroup and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client nor be responsible to anyone other than those persons for providing the protections afforded to clients of Oakley Capital Limited nor for providing advice in relation to the matters referred to in this Announcement.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the PRA and regulated by the FCA and the PRA, is acting exclusively for TelecityGroup and no one else in connection with the proposed transaction and the matters set out in this Announcement and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Barclays, or for giving advice in connection with the proposed transaction or any matter referred to in this Announcement.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Greenhill & Co International LLP, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Further information

This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Scheme Document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

In particular, the ability of persons who are not resident in the United Kingdom to vote their TelecityGroup Shares with respect to the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

No person may vote in favour of the Transaction by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. If the Transaction is implemented by way of an Offer (unless otherwise permitted by applicable law and regulation), the Offer may not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of New Equinix Shares under the Transaction to TelecityGroup Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

Further details in relation to TelecityGroup Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Additional information for US investors

The Transaction relates to the shares of an English company and will be subject to United Kingdom procedural and disclosure requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since TelecityGroup is located in a country other than the US, and some or all of its officers and directors may be residents of countries other than the US. US holders of shares in TelecityGroup may not be able to sue TelecityGroup or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel TelecityGroup and its affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Transaction is expected to be implemented by means of a scheme of arrangement provided for under English company law.

As a result, any securities to be issued under the Transaction would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 (as amended), pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also would not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934 (as amended).

If, in the future, Equinix exercises the right to implement the Transaction by way of an Offer in accordance with the Co-operation Agreement, any securities to be issued under the Transaction may be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 (as amended) pursuant to Rule 802 thereunder, if such exemption is available. Alternatively, any securities to be issued under the Transaction may be registered under the US Securities Act of 1933 (as amended). If the Transaction is implemented by way of an Offer, it will be done in compliance with the applicable tender offer rules under the US Securities Exchange Act of 1934 (as amended), including any applicable exemptions provided under Rules 14d-1(c) and 14d-1(d) thereunder.

TelecityGroup Shareholders are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act of 1933 may ever occur in connection with the Transaction.

Cautionary note regarding forward-looking statements

This Announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of TelecityGroup and Equinix and certain plans and objectives of Equinix with respect to the Combined Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “believe”, “expect”, “estimate”,

“intend”, “plan”, “goal”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. These statements are based on assumptions and assessments made by TelecityGroup and/or Equinix in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this Announcement. Neither TelecityGroup nor Equinix assumes any obligation to update or correct the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

There are a number of factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, and future business combinations or dispositions.

No profit forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period.

Dealing and Opening Position Disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the tenth Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the tenth Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)207 638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Information relating to TelecityGroup Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by TelecityGroup Shareholders, persons with information rights and other relevant persons for the receipt of communications from TelecityGroup may be provided to Equinix during the Offer Period as required under Section 4 of Appendix 4 to the City Code.

Publication on website and availability of hard copies

A copy of this Announcement will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Equinix’s website www.equinix.com and on TelecityGroup’s website www.telecitygroup.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Equinix Shareholders and TelecityGroup Shareholders may request a hard copy of this Announcement by submitting a request in writing to 80 Cheapside, London, EC2V 6EE.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

RECOMMENDED CASH AND SHARE OFFER

FOR

TELECITY GROUP PLC

BY

EQUINIX, INC.

1.	Introduction

The Boards of Equinix and TelecityGroup are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer for the entire issued and to be issued share capital of TelecityGroup. The merger and implementation agreement that TelecityGroup entered into with Interxion on 9 March 2015 has been terminated.

It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006.

2.	The Transaction

Under the terms of the Transaction, which will be subject to the Pre-Condition set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Scheme Document, each TelecityGroup Shareholder will be entitled to receive:

for each TelecityGroup Share:	572.5 pence in cash; and

0.0327 New Equinix Shares

The Transaction represents a value of approximately 1,145.0 pence per TelecityGroup Share and a value of approximately £2,351.9 million for TelecityGroup’s entire issued and to be issued share capital based on the volume-weighted average share price of $267.74 per Equinix Share for the 5 day period to 28 May 2015 (being the last Business Day before the date of this Announcement) and an exchange rate on 28 May 2015 of 1.5283.

Based on the value of approximately 1,145.0 pence per TelecityGroup Share, the terms of the Transaction represent:

•	a premium of approximately 34.9 per cent. to the Closing Price of 848.5 pence per TelecityGroup Share on 10 February 2015 (being the last Business Day before TelecityGroup announced its proposed merger with Interxion);

•	a premium of approximately 56.5 per cent. to the volume-weighted average share price of 731.8 pence per TelecityGroup Share for the 12-month period to 10 February 2015 (being the last Business Day before TelecityGroup announced its proposed merger with Interxion); and

•	a premium of approximately 27.3 per cent. to the Closing Price of 899.5 pence per TelecityGroup Share on 6 May 2015 (being the last Business Day before TelecityGroup announced that it was in discussions with Equinix).

The current value of the Transaction at Equinix’s Closing Price of $269.19 on 28 May 2015 (being the last Business Day before the date of this Announcement) and an exchange rate on 28 May 2015 of 1.5283 is 1,148.5 pence per TelecityGroup Share and implies a premium of approximately 27.7 per cent. to TelecityGroup’s Closing Price of 899.5 pence per TelecityGroup Share on 6 May 2015.

Following completion of the Transaction, TelecityGroup Shareholders will hold approximately 10.1 per cent. of the Combined Group.

Equinix expects the Effective Date to occur in the first half of 2016, subject to the satisfaction or waiver of the Pre-Condition set out in Appendix 1 and the Conditions and certain further terms set out in Appendix 2.

Equinix has agreed that John Hughes, Executive Chairman of the Board of TelecityGroup, will join the Board of Equinix on completion of the Transaction.

Equinix will provide a Mix and Match Facility, which will allow TelecityGroup Shareholders to elect, subject to off-setting elections, to vary the proportions in which they receive New Equinix Shares and cash. The Mix and Match Facility will not change the total number of New Equinix Shares to be issued or the maximum amount of cash that will be paid under the terms of the Transaction.

In the event that the record date for a Special Equinix Dividend falls between the date of this Announcement and the Effective Date, then the number of New Equinix Shares that each TelecityGroup Shareholder will be entitled to receive under the terms of the Transaction will be subject to a pro rata adjustment upwards to reflect the equity component of that Special Equinix Dividend and to ensure that the percentage of the Combined Group owned by TelecityGroup Shareholders is not changed by that Special Equinix Dividend.

TelecityGroup Shareholders will be entitled to an interim dividend in respect of the six-month period ended 30 June 2015, provided that such dividend will not exceed 5 pence per TelecityGroup Share. This dividend will be paid only if the Transaction completes after the record date for the Special Equinix Dividend to be paid or declared during or before the fourth quarter of 2015. If any other dividend is declared, made or paid in respect of the TelecityGroup Shares on or after the date of this Announcement or an interim dividend in respect of the six-month period ended 30 June 2015 is declared, made or paid in excess of 5 pence, Equinix reserves the right to reduce the Consideration by the amount of all or part of any such dividend or all or part of any such excess.

TelecityGroup Shares acquired under the Transaction will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the Effective Date.

3.	Background to and reasons for the Transaction

The Board of Equinix believes that the Transaction will deliver significant value for the shareholders of both TelecityGroup and Equinix.

The Board of Equinix believes that the premium offered, which includes a significant cash component and the opportunity for TelecityGroup Shareholders to participate in combined value creation through the Transaction’s equity component, represents a highly attractive opportunity for TelecityGroup Shareholders.

The Transaction is consistent with a number of Equinix’s previously stated strategic priorities, namely: to increase both network and cloud density in EMEA, to expand the Equinix platform by prioritising growth capital in core and new markets and to drive global consistency, alignment and focus across the business.

Acquiring TelecityGroup will broaden Equinix’s reach, complementing and extending Equinix’s geographic footprint in Europe in support of its strategy. Specifically:

•	it will enhance Equinix’s core EMEA business through the addition of capacity in Amsterdam, London, Frankfurt and Paris;

•	it will extend Equinix’s EMEA business through the addition of capacity in Dublin, Manchester, Stockholm, Helsinki and Milan, which are new locations for Equinix that will benefit from additional cloud services and increased interconnection; and

•	it will add new capacity in Warsaw, Sofia and Istanbul, which will establish for Equinix foundations for future growth in Eastern Europe and Turkey, and which are expected to be growth areas for cloud services and interconnection in the coming years.

Demand for data centre services is growing rapidly in Western Europe. Data centre traffic will grow 2.5-fold by 2018, at a compound annual growth rate (CAGR) of 20 per cent. from 2013 to 2018 (Source: Cisco, 2014).

The Board of Equinix believes that this Transaction will provide the opportunity for increased network and cloud density to better serve customers. The combined footprint of Equinix and TelecityGroup will create a stronger platform to attract customers and pursue the emerging enterprise opportunity. Equinix expects the Transaction to enable accelerated deployment of cloud service provider nodes of existing and new customers and to further the execution of Equinix’s cloud ecosystem strategy for EMEA. Equinix expects the Transaction will expand network and cloud service provider choice, enabling customers to seamlessly leverage the benefits of cloud.

Equinix expects the Transaction to drive cross-selling opportunities with expanded metros, products and services, allowing Equinix and TelecityGroup to sell each other’s data centre locations as well as to introduce their respective product suites to the combined customer base. Equinix believes that this will enable accelerated deployment of cloud service provider nodes, creating incremental interconnection opportunities and growing Equinix’s relevance to enterprise CIOs looking to re-architect their IT platforms for the digital age.

Equinix expects that the Transaction will position Equinix to continue to attract global data centre demand, and that the Transaction will enable customers to take advantage of a wider selection of locations, increased capacity in core markets and differentiated offers. Equinix also expects that TelecityGroup customers will benefit from access to Equinix’s global footprint for colocation, from opportunities to expand deployments into multiple metros, and from expanded product and service offerings inside Equinix.

The Board of Equinix expects revenue synergies from increased demand, improved sales coverage for TelecityGroup markets where Equinix is not currently present, and broader deployment of Equinix’s interconnection services such as Cloud Exchange. The Board of Equinix also expects the Transaction to generate significant cost synergies from the streamlining of operations. Further benefits are expected from the combined companies’ ability to better allocate investment capital. As Equinix invests capital in expansion, the Board of Equinix anticipates that the combined companies will have better access to investment capital at lower cost.

Equinix expects the Transaction to be adjusted funds from operations (AFFO) breakeven to Equinix within twelve months of the Effective Date.

4.	Background to and reasons for the recommendation

TelecityGroup is a European carrier-neutral data centre and co-location provider. TelecityGroup has a strong track record of building and operating data centres in key internet cities across Europe. TelecityGroup has expanded organically and through strategic acquisitions over the last decade and currently operates 39 data centres across 12 cities providing over 110MW of power. TelecityGroup’s strategy is to build and operate data centres in strategic internet hub cities across Europe, located in facilities in areas with high concentration of telecommunication networks and available power. These locations offer customers resilient and secure data centre services, low latency environments and connectivity choice. This enables the creation of customer ecosystems, as the highly connected environments attract more customers through the multiple internet connectivity and cloud service providers that are co-locating in TelecityGroup’s data centres.

TelecityGroup has made substantial development in 2014 with strong gross order wins and a solid set of results, while expanding the TelecityGroup’s footprint in existing markets. The company also made good progress with the delivery of Cloud-IX and the Strategic Accounts Programme, demonstrating commitment to the ongoing evolution of the business.

TelecityGroup’s standalone strategy would deliver, and the merger with Interxion would have delivered, value for TelecityGroup’s shareholders. However, the Board of TelecityGroup also believes that the Transaction accelerates the delivery of value for TelecityGroup Shareholders through the headline premium offered. Furthermore, the share component of the Transaction provides TelecityGroup Shareholders with the opportunity for continued investment in the data centre industry, underpinned by the strong industrial logic of the Transaction.

In light of these factors, and having received advice from Goldman Sachs International and Oakley Capital Limited, the directors of TelecityGroup consider the financial terms of the Transaction to be fair and reasonable and intend unanimously to recommend that TelecityGroup Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Transaction at the TelecityGroup General Meeting.

5.	Recommendation

The directors of TelecityGroup, who have been so advised by Goldman Sachs International and Oakley Capital Limited as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. In providing their advice Goldman Sachs International and Oakley Capital Limited have taken into account the commercial assessments of the directors of TelecityGroup.

Accordingly, the directors of TelecityGroup intend unanimously to recommend that TelecityGroup Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Transaction at the TelecityGroup General Meeting, as the directors of TelecityGroup have irrevocably undertaken to do in respect of their own beneficial holdings of TelecityGroup Shares. Further details of these irrevocable undertakings are set out in Appendix 4.

6.	Irrevocable undertakings

Equinix has received irrevocable undertakings from each of the directors of TelecityGroup to vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Transaction at the TelecityGroup General Meeting in respect of their own beneficial holdings of 128,318 TelecityGroup Shares in aggregate representing approximately 0.0632 per cent. of TelecityGroup’s issued share capital on 28 May 2015 (being the last Business Day before this Announcement). These irrevocable undertakings will cease to be binding on and from the earlier of (i) the Long Stop Date; and (ii) the date on which the Scheme is withdrawn or lapses in accordance with its terms.

Further details of these irrevocable undertakings are set out in Appendix 4.

7.	Pre-Condition and Conditions

The Transaction is subject to the Pre-Condition set out in Appendix 1, the Conditions and further terms set out in Appendix 2 and further terms to be set out in the Scheme Document.

In addition to the Pre-Condition, the Transaction is conditional, among other things, on: (i) the approval by the requisite majorities of TelecityGroup Shareholders at the Meetings; (ii) the sanction of the Scheme by the Court and the registration of the Scheme Court Order with the Registrar of Companies; and (iii) the Scheme becoming effective no later than the Long Stop Date.

8.	Information relating to TelecityGroup

TelecityGroup is a pan-European operator of network independent data centres offering a range of highly flexible, scalable data centre and related managed services to a wide range of organisations. TelecityGroup builds and operates data centre infrastructure in strategic internet hub cities across Europe, offering customers resilient and secure data centre services (including cloud services), low latency environments and connectivity choice which enables the creation of customer ecosystems and drives the attraction of TelecityGroup data centres to other prospective customers. TelecityGroup’s data centres act as content and connectivity hubs facilitating a wide range of connectivity and access to cloud platforms.

Headquartered in London, TelecityGroup operates 39 network independent data centres across 11 European countries. The data centres are located in prime positions for commerce and connectivity in Amsterdam, Dublin, Frankfurt, Helsinki, Istanbul, London, Manchester, Milan, Paris, Sofia, Stockholm and Warsaw. TelecityGroup creates its data centres by leasing suitable premises which it designs and fits out in accordance with industry best practice in terms of technical and operational specifications. TelecityGroup has a diverse customer base and currently has approximately 2,500 customer contracts, including many with well-known corporations. In particular, TelecityGroup hosts many network service providers across its network of data centres, including over 100 in London Docklands. Customers are charged primarily for locating their IT equipment within TelecityGroup data centres. These charges are supplemented by additional fees for power usage, engineering support, connectivity and other IT services. As at the end of 2014, TelecityGroup had approximately 1.2 million gross square feet of capacity (based on methodology equivalent to Equinix’s definition).

Further information about TelecityGroup will be included in the Scheme Document.

9.	Information relating to Equinix

Equinix is a leading global data centre provider, with more than 100 facilities in 15 countries across five continents. Equinix’s global platform provides interconnection opportunities to more than 6,300 companies in key markets across the globe. Equinix’s operations are organised into three regions and, in FY2014, 57 per cent. of Equinix’s revenue was derived from the Americas (including Brazil and Canada), 25 per cent. from EMEA and 18 per cent. from Asia Pacific. In EMEA, Equinix has 30 data centres in 10 metros across the UK, The Netherlands, Germany, France, Switzerland, and the UAE.

Equinix has a unique portfolio of data centre assets providing secure, reliable facilities for servers, data storage and networking equipment. Equinix serves more than 1,900 customers in the EMEA region across the cloud and IT services, network, financial services, content and digital media and enterprise sectors. Equinix’s data centres have a reputation for operational excellence with world-leading average uptime metrics.

Equinix has invested over $7.6 billion in capacity, new markets and acquisitions since its inception, including the purchase of AIM-listed IXEurope Plc in 2007 for £271 million. In the last five years, Equinix has invested $1,059 million in the EMEA region, creating 675 net jobs.

Equinix’s objective to be the leading global interconnection platform is supported by three priorities: to drive differentiated growth by deepening cloud density and investing in innovation; to broaden reach by further strengthening go-to-market capabilities and the global data centre platform; and to optimise capital allocation through balancing profitable growth with dividend distributions to create long term value.

In the financial year ended 31 December 2014, Equinix reported revenues of $2,444 million and adjusted EBITDA of $1,114 million, increases of 14 per cent. and 11 per cent. respectively over FY 2013. In the first quarter of 2015, Equinix paid its first quarterly dividend, which was $1.69 per share. Equinix has experienced 49 quarters of consecutive revenue growth and has a five-year revenue compound annual growth rate of over 20 per cent. Equinix has a conservative approach to its capital structure, with significant cash on balance sheet. As at Q4 2014, Equinix has net debt to LQA Adjusted EBITDA of 3.0x.

Equinix was founded in 1998 and is headquartered in Redwood City, California, with over 4,000 employees around the globe. Equinix is led by Steve Smith, Chief Executive Officer and President, who joined the company in 2007, and in EMEA is led by Eric Schwartz, President, Equinix EMEA, who joined the company in 2006. Equinix is listed on NASDAQ with a market capitalisation in excess of $15 billion. With effect from 1 January 2015, Equinix changed its corporate structure to qualify as a real estate investment trust in the United States and joined the S&P500 in March 2015.

Further information about Equinix will be included in the Scheme Document.

10.	Information about Bidco

Equinix intends to acquire the TelecityGroup Shares through Equinix (EMEA) Acquisition Enterprises B.V. (the “Bidco”), an indirect wholly-owned subsidiary of Equinix. Bidco is a newly-incorporated Dutch private limited company which has been formed at the direction of Equinix for the purposes of the Transaction. Bidco has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Transaction.

11.	Management, employees and locations

Although Equinix is listed and headquartered in the United States, Equinix’s EMEA region accounts for roughly a quarter of its employee base, and it continues to grow a strong and permanent presence in Europe.

Equinix is an organisation which takes pride in being able to attract, develop and retain its most talented people, including those employees who have joined us over the years as a result of various acquisitions.

It is Equinix’s firm belief that its combined future organisation will create broader and more numerous career opportunities than before for employees of both entities, and its track record of investing in career development and global mobility for its employees supports this commitment. Equinix values and respects the skills of employees in TelecityGroup and intends to work to build an organisation which deploys and develops these skills as fully as possible. Equinix confirms that the existing employment rights and pension rights of all TelecityGroup employees will be fully safeguarded.

Equinix has agreed that John Hughes, Executive Chairman of the Board of TelecityGroup, will join the Board of Equinix on completion of the Transaction.

Although there have been preliminary discussions between Equinix and senior management of TelecityGroup regarding their potential involvement in the on-going business of Equinix after the Effective Date, there are no agreements or arrangements between Equinix and senior management of TelecityGroup and no such agreements or arrangements will be entered into at the current time. The Transaction is accordingly not conditional on reaching agreement with senior management.

12.	Mix and Match Facility

TelecityGroup Shareholders (other than certain Overseas Shareholders) may submit an election seeking to vary the proportions of New Equinix Shares and cash they receive in respect of their holding of TelecityGroup Shares.

However, the maximum number of New Equinix Shares that will be issued and the maximum amount of cash that will be paid under the Transaction will not be varied as a result of elections made under the Mix and Match Facility. Accordingly, Equinix’s ability to satisfy Mix and Match Facility elections made by TelecityGroup Shareholders will depend on other TelecityGroup Shareholders making off-setting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

As a result, TelecityGroup Shareholders who make elections under the Mix and Match Facility may not know the exact number of New Equinix Shares, or the amount of cash, which they will receive until settlement of the Consideration under the Transaction, although an announcement will be made of the approximate extent to which elections under the Mix and Match Facility will be satisfied.

The Mix and Match Facility will not affect the entitlement of those TelecityGroup Shareholders who do not make an election under the Mix and Match Facility. Details and further terms of the Mix and Match Facility will be set out in the Scheme Document.

Further details of the Mix and Match Facility (including the action to take in order to make a valid election, the deadline for making elections, and the basis on which entitlement to receive cash may be exchanged for an entitlement to additional New Equinix Shares (or vice versa)) for TelecityGroup Shareholders will be included in the Scheme Document.

The Mix and Match Facility is conditional upon the Transaction becoming effective.

13.	Share Schemes

Participants in any TelecityGroup Share Option Schemes will be contacted regarding the effect of the Transaction on their rights under these schemes and provided with further details concerning the proposals which will be made to them in due course. Details of the proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the share schemes.

The Co-operation Agreement also contains provisions that will apply in respect of the TelecityGroup Share Option Schemes.

14.	Dividends

In the event that the record date for a Special Equinix Dividend falls between the date of this Announcement and the Effective Date, then the number of New Equinix Shares that each TelecityGroup Shareholder will be entitled to receive under the terms of the Transaction will be subject to a pro rata adjustment upwards to reflect the equity component of that Special Equinix Dividend and to ensure that the percentage of the Combined Group owned by TelecityGroup Shareholders is not changed by that Special Equinix Dividend.

TelecityGroup Shareholders will be entitled to an interim dividend in respect of the six-month period ended 30 June 2015, provided that such dividend will not exceed 5 pence per TelecityGroup Share. This dividend will be paid only if the Transaction completes after the record date for the Special Equinix Dividend to be paid or declared in the fourth quarter of 2015. If any other dividend is declared, made or paid in respect of the TelecityGroup Shares on or after the date of this Announcement or an interim dividend in respect of the six-month period ended 30 June 2015 is declared, made or paid in excess of 5 pence, Equinix reserves the right to reduce the Consideration by the amount of all or part of any such dividend or all or part of any such excess.

TelecityGroup Shareholders will be entitled to receive all Equinix dividends for which the record date falls after the Effective Date.

15.	Financing of the Transaction

Equinix intends to finance the cash consideration payable to TelecityGroup Shareholders pursuant to the Transaction from existing cash resources and/or third party debt.

Equinix has entered into a bridge loan facility with J.P. Morgan Securities LLC as sole arranger and bookrunner and JPMorgan Chase Bank, N.A. as lender and administrative agent in connection with the financing of the cash consideration payable to TelecityGroup Shareholders pursuant to the Transaction.

J.P. Morgan is satisfied that sufficient resources are available to Equinix to satisfy in full the cash consideration payable pursuant to the Transaction.

As a result of the cash consideration being funded through third party debt, the total leverage of the Combined Group will increase significantly compared to Equinix’s current leverage. However, Equinix expects that the credit ratings of the Combined Group will not be negatively impacted despite the increased leverage.

Further information on the financing of the Transaction will be set out in the Scheme Document.

16.	Offer-related arrangements

Confidentiality Agreement

Equinix and TelecityGroup entered into a mutual confidentiality agreement dated 27 April 2015 pursuant to which each of Equinix and TelecityGroup has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than certain permitted parties) unless required by law or regulation.

Co-operation Agreement

Equinix and TelecityGroup have entered into the Co-operation Agreement pursuant to which each of Equinix and TelecityGroup has agreed to co-operate to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Condition. TelecityGroup has agreed to certain undertakings to co-operate and provide Equinix with information and assistance in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations.

The Co-operation Agreement will terminate (i) if Equinix and TelecityGroup so agree, (ii) if the Scheme has not become effective by the Long Stop Date, (iii) where a competing proposal is recommended by the Board of TelecityGroup and announced, (iv) if the Scheme is withdrawn or lapses (other than pursuant to Equinix’s right to switch to an Offer), (v) if the Scheme is not approved by the requisite majorities of TelecityGroup Shareholders, (vi) if the Scheme is not sanctioned at the Scheme Court Hearing, (vii) if the recommendation of the Board of TelecityGroup is withdrawn, qualified or adversely modified, or (viii) a Break Payment Event occurs.

By way of compensation for any loss suffered by TelecityGroup in connection with the preparation and negotiation of the Transaction, Equinix has agreed to pay to TelecityGroup £50 million if: (i) on or prior to the Long Stop Date, Equinix invokes the Pre-Condition, or (ii) on the Long Stop Date, the Pre-Condition is not satisfied or waived by Equinix (a “Break Payment Event”).

The Co-operation Agreement records Equinix’s and TelecityGroup’s intention to implement the Transaction by way of the Scheme, subject to the ability of Equinix to proceed by way of a Takeover Offer in the certain circumstances. The Co-operation Agreement also contains provisions that will apply in respect of the TelecityGroup Share Option Schemes.

17.	Disclosure of interests in TelecityGroup

Equinix made a public Opening Position Disclosure setting out details of its interests or short positions in, or rights to subscribe for, any relevant securities of TelecityGroup on 21 May 2015.

As at the close of business on 28 May 2015 (being the last Business Day prior to the publication of this Announcement), save for the irrevocable undertakings referred to in paragraph 6, none of Equinix nor, so far as Equinix is aware, any person acting in concert (within the meaning of the City Code) with Equinix (including the directors of Equinix) has:

•	any interest in, or right to subscribe for, any TelecityGroup Shares nor does any such person have any short position in TelecityGroup Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of TelecityGroup Shares; or

•	borrowed or lent any TelecityGroup Shares or entered into any financial collateral arrangements relating to TelecityGroup Shares.

18.	Scheme of arrangement

It is intended that the Transaction will be effected by a court-sanctioned scheme of arrangement between TelecityGroup and the Scheme Shareholders under Part 26 of the Companies Act 2006. The purpose of the Scheme is to provide for Equinix (or its nominee) to become the owner of the whole of the issued and to be issued share capital of TelecityGroup.

Under the Scheme, the Scheme Shares will be transferred to Equinix in consideration for which Scheme Shareholders will receive the Consideration.

To become effective, the Scheme requires the approval of Scheme Shareholders by the passing of a special resolution at the Court Meeting. The resolution must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. of the Scheme Shares held by such Scheme Shareholders and the passing of a special resolution at the TelecityGroup General Meeting, requiring the approval of TelecityGroup Shareholders representing at least 75 per cent. of the votes cast at the TelecityGroup General Meeting (either in person or by proxy). The TelecityGroup General Meeting will be held immediately after the Court Meeting. In respect of the special resolution at the TelecityGroup General Meeting, TelecityGroup Shareholders will be entitled to cast one vote for each Scheme Share held.

The Meetings are to be held no later than the 22nd day after the expected date of the Meetings to be set out in the Scheme Document in due course (or such later date as is agreed between Equinix and TelecityGroup).

Following the Meetings, the Scheme is required to be sanctioned by the Court. The Scheme will only become effective once a copy of the Scheme Court Order is delivered to the Registrar of Companies.

In order for Equinix to be in a position to satisfy the REIT requirements which apply to it and ensure compliance with the REIT tests which must be satisfied by Equinix quarterly in order to maintain qualification as a REIT, during 2015, it is intended that the Effective Date will be within the first 15 days of commencement of the calendar quarter immediately following satisfaction or waiver of the Pre-Condition set out in Appendix 1 and satisfaction of the Conditions set out in paragraphs 1.1 and 1.2 of Appendix 2 (the “Trigger Conditions”) provided that, if the Trigger Conditions are satisfied or waived (as the case may be) after 1 October 2015, then the Effective Date will be within the first 30 days of the calendar quarter immediately following satisfaction or waiver of the Trigger Conditions unless Equinix notifies TelecityGroup that the Effective Date can occur at any other time in that quarter.

Upon the Scheme becoming effective, it will be binding on all TelecityGroup Shareholders, irrespective of whether or not they attended or voted at the Meetings, and the Consideration will be despatched by Equinix to Scheme Shareholders no later than 14 days after the Effective Date.

The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the TelecityGroup General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders. It is expected that the Scheme Document will be despatched to TelecityGroup Shareholders after satisfaction or waiver of the Pre-Condition.

Fractions of New Equinix Shares will not be allotted or issued to persons accepting the Transaction. Fractional entitlements to New Equinix Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to persons entitled thereto.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority. The bases and sources of certain information contained in this Announcement are set out in Appendix 3. Details of irrevocable undertakings received by Equinix are set out in Appendix 4. Certain terms used in this Announcement are defined in Appendix 5.

19.	Delisting and re-registration

It is intended that applications will be made to the London Stock Exchange to cancel trading in TelecityGroup Shares on its main market for listed securities on or shortly after the Effective Date and to the UK Listing Authority to cancel the listing of the TelecityGroup Shares from the Official List with effect from or shortly after the Effective Date.

Share certificates in respect of the TelecityGroup Shares will cease to be valid and should be destroyed on the first Business Day following the Effective Date. In addition, entitlements held within CREST to the TelecityGroup Shares will be cancelled on the first Business Day following the Effective Date.

As soon as possible after the Effective Date, it is intended that TelecityGroup will be re-registered as a private limited company.

20.	Documents available for inspection

Copies of the following documents will by no later than 12 noon on 1 June 2015 be published on www.equinix.com:

•	this Announcement;

•	the irrevocable undertakings from the directors of TelecityGroup;

•	Equinix’s financing arrangements in connection with the Transaction as referred to in paragraph 15 above;

•	the Confidentiality Agreement; and

•	the Co-operation Agreement.

21.	UK Tax

TelecityGroup Shareholders within the charge to UK corporation tax or capital gains tax should note that the Transaction is not currently expected to qualify for “rollover relief” with the effect that such shareholders would be treated as disposing of their TelecityGroup Shares as a result of the Transaction irrespective of the extent to which they receive their consideration in the form of cash or New Equinix Shares.

22.	General

Equinix reserves the right to elect in accordance with the Co-operation Agreement to implement the Transaction by way of an offer for the entire issued and to be issued share capital of TelecityGroup not already held by Equinix as an alternative to the Scheme. In such an event a Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

If the Transaction is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Equinix intends to: (i) apply to the London Stock Exchange and the UK Listing Authority to cancel trading in

TelecityGroup Shares on the London Stock Exchange’s main market for listed securities and the listing of the TelecityGroup Shares from the Official List; and (ii) if it acquires sufficient TelecityGroup Shares in the Transaction, exercise its right to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining TelecityGroup Shares in respect of which the Offer has not been accepted.

Important notices relating to financial advisers

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which is authorised and regulated in the United Kingdom by the FCA) is acting as financial adviser exclusively for Equinix and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than Equinix for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to in this Announcement.

Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and the matters referred to in this Announcement and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Oakley Capital Limited is authorised and regulated by the FCA. Oakley Capital Limited is acting as financial adviser for TelecityGroup and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client nor be responsible to anyone other than those persons for providing the protections afforded to clients of Oakley Capital Limited nor for providing advice in relation to the matters referred to in this Announcement.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the PRA and regulated by the FCA and the PRA, is acting exclusively for TelecityGroup and no one else in connection with the proposed transaction and the matters set out in this Announcement and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Barclays, or for giving advice in connection with the proposed transaction or any matter referred to in this Announcement.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Greenhill & Co International LLP, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Further information

This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Scheme Document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

In particular, the ability of persons who are not resident in the United Kingdom to vote their TelecityGroup Shares with respect to the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

No person may vote in favour of the Transaction by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. If the Transaction is implemented by way of an Offer (unless otherwise permitted by applicable law and regulation), the Offer may not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of New Equinix Shares under the Transaction to TelecityGroup Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

Further details in relation to TelecityGroup Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Additional information for US investors

The Transaction relates to the shares of an English company and will be subject to United Kingdom procedural and disclosure requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since TelecityGroup is located in a country other than the US, and some or all of its officers and directors may be residents of countries other than the US. US holders of shares in TelecityGroup may not be able to sue TelecityGroup or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel TelecityGroup and its affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Transaction is expected to be implemented by means of a scheme of arrangement provided for under English company law.

As a result, any securities to be issued under the Transaction would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 (as amended), pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also would not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934 (as amended).

If, in the future, Equinix exercises the right to implement the Transaction by way of an Offer in accordance with the Co-operation Agreement, any securities to be issued under the Transaction may be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 (as amended) pursuant to Rule 802 thereunder, if such exemption is available. Alternatively, any securities to be issued under the Transaction may be registered under the US Securities Act of 1933 (as amended). If the Transaction is implemented by way of an Offer, it will be done in compliance with the applicable tender offer rules under the US Securities Exchange Act of 1934 (as amended), including any applicable exemptions provided under Rules 14d-1(c) and 14d-1(d) thereunder.

TelecityGroup Shareholders are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act of 1933 may ever occur in connection with the Transaction.

Cautionary note regarding forward-looking statements

This Announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of TelecityGroup and Equinix and certain plans and objectives of Equinix with respect to the Combined Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “goal”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. These statements are based on assumptions and assessments made by TelecityGroup and/or Equinix in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this Announcement. Neither TelecityGroup nor Equinix assumes any obligation to update or correct the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

There are a number of factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, and future business combinations or dispositions.

No profit forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period.

Dealing and Opening Position Disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the tenth Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the tenth Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)207 638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Information relating to TelecityGroup Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by TelecityGroup Shareholders, persons with information rights and other relevant persons for the receipt of communications from TelecityGroup may be provided to Equinix during the Offer Period as required under Section 4 of Appendix 4 to the City Code.

Publication on website and availability of hard copies

A copy of this Announcement will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Equinix’s website www.equinix.com and on TelecityGroup’s website www.telecitygroup.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Equinix Shareholders and TelecityGroup Shareholders may request a hard copy of this Announcement by submitting a request in writing to 80 Cheapside, London, EC2V 6EE.

APPENDIX 1

PRE-CONDITION

The posting of the Scheme Document or making of an Offer will take place following the satisfaction or waiver of the Pre-Condition below. Equinix shall be entitled to waive the following Pre-Condition in whole or in part:

(i)	in the event of a reasoned submission for a referral of the Transaction to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No 139/2004 (the “Regulation”), to which none of The Netherlands, the UK or Germany (the “Applicable Member States”) has expressed disagreement in accordance with the third subparagraph of Article 4(5) of the Regulation:

(a)	the European Commission having issued a decision, on terms reasonably satisfactory to Equinix, allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(b)	in the event that any aspect of the Transaction is referred to one or more competent authorities of an European Union or EFTA state under Article 9 of the Regulation, confirmation having been received from each such competent authority that the Transaction may proceed on terms reasonably satisfactory to Equinix; and

(c)	no indication having been made that a European Union or EFTA state may take appropriate measures to protect legitimate interests pursuant to Article 21(4) of the Regulation in relation to the Transaction or any aspect of it; or

(ii)	in the event one of the Applicable Member States expresses disagreement to the referral of the Transaction to the European Commission in accordance with the third subparagraph of Article 4(5) of the Regulation, the receipt of national merger clearances, on terms reasonably satisfactory to Equinix, or the expiration or termination of all applicable waiting periods (and any extensions thereof), in the Applicable Member States.

APPENDIX 2

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part A: Conditions to the Transaction

The Transaction will be conditional upon the Scheme becoming unconditional and becoming effective by no later than the Long Stop Date.

Scheme approval

1.	The Scheme will be conditional upon:

1.1	its approval by a majority in number representing not less than three-fourths in value of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course (or such later date, if any, as Equinix and TelecityGroup may agree and the Court may allow);

1.2	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the TelecityGroup General Meeting or at any adjournment of that meeting on or before the 22nd day after the expected date of the TelecityGroup General Meeting to be set out in the Scheme Document in due course (or such later date, if any, as Equinix and TelecityGroup may agree and the Court may allow); and

1.3	the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Equinix and TelecityGroup) on or before the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course (or such later date, if any, as Equinix and TelecityGroup may agree and the Court may allow) provided that if the expected date of the Scheme Court Hearing is between 15 October 2015 and 31 December 2015, then the expected date of the Scheme Court Hearing will become the first day of the immediately following calendar quarter and the delivery of a copy of the Scheme Court Order to the Registrar of Companies in England and Wales.

In addition, Equinix and TelecityGroup have agreed that the Transaction will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

Listing of New Equinix Shares

2.	NASDAQ having authorised the listing of all of the New Equinix Shares upon official notice of issuance and not having withdrawn such authorisation.

General clearances

3.	No central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any relevant jurisdiction, including, for the avoidance of doubt, the Panel, the PRA and the FCA (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, which would or might be reasonably be expected to:

3.1	require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Equinix Group or any member of the Wider TelecityGroup Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the Wider Equinix Group or the Wider TelecityGroup Group, in either case taken as a whole;

3.2	require, prevent or delay the divestiture by any member of the Wider Equinix Group of any shares or other securities in TelecityGroup;

3.3	impose any material limitation on, or result in a delay in, the ability of any member of the Wider Equinix Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider TelecityGroup Group or the Wider Equinix Group or to exercise management control over any such member;

3.4	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider Equinix Group or of any member of the Wider TelecityGroup Group to an extent which is material in the context of the Wider Equinix Group or the Wider TelecityGroup Group, in either case taken as a whole;

3.5	make the Transaction or its implementation or the acquisition or proposed acquisition by Equinix or any member of the Wider Equinix Group of any shares or other securities in, or control of, TelecityGroup void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

3.6	require any member of the Wider Equinix Group or the Wider TelecityGroup Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider TelecityGroup Group or the Wider Equinix Group owned by any third party;

3.7	impose any limitation on the ability of any member of the Wider TelecityGroup Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to and material in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction; or

3.8	result in any member of the Wider TelecityGroup Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Transaction or the acquisition or proposed acquisition of any TelecityGroup Shares having expired, lapsed or been terminated.

4.	All necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction or the acquisition by any member of the Wider Equinix Group of any shares or other securities in, or control of, TelecityGroup and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary by Equinix or any member of the Wider Equinix Group in respect of the Transaction or the proposed acquisition of any shares or other securities in, or control of, TelecityGroup by any member of the Wider Equinix Group having been obtained in terms and in a form reasonably satisfactory to Equinix from all appropriate Third Parties or persons with whom any member of the Wider TelecityGroup Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary to carry on the business of any member of the Wider TelecityGroup Group which are material in the context of the Wider Equinix Group or the Wider TelecityGroup Group taken as a whole remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice to revoke or not to renew any of the same to an extent or in a manner which is material in the context of the Wider Equinix Group or the Wider TelecityGroup Group, as the case may be, taking as a whole, or in the context of the Transaction, at the time at which the Transaction becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with.

Certain matters arising as a result of any arrangement, agreement etc.

5.	Except as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider TelecityGroup Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction or the proposed acquisition of any shares or other securities in TelecityGroup, or because of a change in the control or management of TelecityGroup or otherwise, might reasonably be expected to result in to an extent which is material in the context of the Wider Equinix Group or the Wider TelecityGroup Group, in either case taken as a whole, or in the context of the Transaction:

5.1	any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

5.2	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

5.3	any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

5.4	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

5.5	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

5.6	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

5.7	any such member ceasing to be able to carry on business under any name under which it presently does so; or

5.8	the creation of any liability, actual or contingent, by any such member other than trade creditors or other liabilities incurred in the ordinary course,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider TelecityGroup Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, might reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs 5.1 to 5.8 of this Condition to such extent.

Certain events occurring since 31 December 2014

6.	Save as publicly announced by TelecityGroup in accordance with the Listing Rules, Disclosure Rules and Transparency Rules prior to 29 May 2015 or as Disclosed or as otherwise permitted under the Co-operation Agreement, no member of the Wider TelecityGroup Group having, since 31 December 2014:

6.1	save as between TelecityGroup and wholly owned subsidiaries of TelecityGroup or for TelecityGroup Shares issued pursuant to the exercise of options granted under the TelecityGroup Share Option Schemes, issued, authorised or proposed the issue of additional shares of any class;

6.2	save as between TelecityGroup and wholly owned subsidiaries of TelecityGroup or for the grant of options under the TelecityGroup Share Option Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

6.3	other than to another member of the TelecityGroup Group or as provided for in this Announcement, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

6.4	save for intra-TelecityGroup Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any real property or other material assets or any right, title or interest in any real property or other material assets (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

6.5	save for intra-TelecityGroup Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital, other than in the ordinary course of business;

6.6	issued, authorised or proposed the issue of any debentures or (save for intra-TelecityGroup Group transactions) incurred or increased any indebtedness or become subject to any contingent liability, other than in the ordinary course of business;

6.7	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in paragraph 6.1 above, made any other change to any part of its share capital, in each case, to the extent which is material in the context of the Wider TelecityGroup Group taken as a whole;

6.8	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;

6.9	entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which is or could be restrictive to a material extent on the businesses of any member of the Wider TelecityGroup Group or the Wider Equinix Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider TelecityGroup Group taken as a whole;

6.10	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

6.11	entered into any material contract, transaction or arrangement which would be restrictive on the business of any member of the Wider TelecityGroup Group or the Wider Equinix Group other than to a nature and extent which is normal in the context of the business concerned;

6.12	waived or compromised any material claim otherwise than in the ordinary course of business;

6.13	entered into any material contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any Transaction (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

6.14	having made or agreed or consented to any change to:

(A)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider TelecityGroup Group for its directors, employees or their dependents;

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(C)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made;

6.15	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit constituting a material change relating to the employment or termination of employment of any senior employee of the Wider TelecityGroup Group; or

6.16	having taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of TelecityGroup Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code, and, for the purposes of paragraphs 6.3, 6.4. 6.5 and 6.7 of this Condition, the term “TelecityGroup Group” shall mean TelecityGroup and its wholly owned subsidiaries.

No adverse change, litigation or regulatory enquiry

7.	Except as Disclosed by TelecityGroup prior to 29 May 2015:

7.1	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider TelecityGroup Group which is material in the context of the Wider TelecityGroup Group, taken as a whole;

7.2	no material litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider TelecityGroup Group is a party (whether as a plaintiff, defendant or otherwise) and no material investigation by any Third Party against or in respect of any member of the Wider TelecityGroup Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Wider TelecityGroup Group which in any such case might reasonably be expected to have a material adverse effect on the Wider TelecityGroup Group, taken as a whole;

7.3	no contingent or other liability having arisen or become apparent to Equinix which would be likely to have a materially adverse effect on the Wider TelecityGroup Group, taken as a whole; and

7.4	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider TelecityGroup Group which is necessary for the proper carrying on of its business and the withdrawal, termination or modification of which has had, or might reasonably be expected to have, a material adverse effect on the Wider TelecityGroup Group, taken as a whole.

No discovery of certain matters

8.	Except as Disclosed, Equinix not having discovered:

8.1	that any financial, business or other information concerning the Wider TelecityGroup Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider TelecityGroup Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent or in a manner which is material in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction;

8.2	that any member of the Wider TelecityGroup Group partnership, company or other entity in which any member of the Wider TelecityGroup Group has a significant economic interest and which is not a subsidiary undertaking of TelecityGroup is subject to any liability (contingent or otherwise) which is material in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction; or

8.3	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider TelecityGroup Group and which is material and adverse in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction.

9.	Except as Disclosed, Equinix not having discovered that:

9.1	any past or present member of the Wider TelecityGroup Group has failed to comply in any material respect with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider TelecityGroup Group which is, or which might reasonably be expected to be, material in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction; or

9.2	there is, or is likely to be, any liability (actual or contingent) of any past or present member of the Wider TelecityGroup Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider TelecityGroup Group, under any applicable environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is, or which might reasonably be expected to be, material in the context of the Wider TelecityGroup Group taken as a whole or in the context of the Transaction.

Part B: Waiver and invocation of the Pre-Condition and the Conditions

Equinix reserves the right to waive, in whole or in part, the Pre-Condition and all or any of Conditions in Part A above, except for Condition 1 (Scheme approval) and Condition 2 (NASDAQ listing), which cannot be waived.

Condition 2 (NASDAQ listing) must be fulfilled by, and the Pre-Condition and Conditions 3 to 9 (inclusive) fulfilled or waived by, no later than 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

If Equinix is required by the Panel to make an offer for TelecityGroup Shares under the provisions of Rule 9 of the City Code, Equinix may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

Part C: Implementation by way of offer

Equinix reserves the right to elect in accordance with the Co-operation Agreement to implement the Transaction by way of a takeover offer (as defined in Part 28 of the Companies Act 2006).

In such event, such offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments, including (without limitation and subject to the consent of the Panel) an acceptance condition that is set at 90 per cent. (or such lesser percentage as Equinix may decide being at least 75%) (i) in nominal value of the shares to which such offer relates; and (ii) of the voting rights attached to those shares, including, for this purpose, any such voting rights attaching to TelecityGroup Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Part D: Certain further terms of the Transaction

The availability of the Transaction to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

This Transaction will be governed by English law and be subject to the jurisdiction of the English courts and to the conditions set out in this Appendix and in the formal Scheme Document. The Transaction will comply with the applicable rules and regulations of the FCA, London Stock Exchange and the City Code.

The Transaction will not be made, directly or indirectly, in or into or from, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or email) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Japan or Australia and it will not be possible to vote in respect of the Scheme by any such use, means, instrumentality or facility or from within Canada, Japan or Australia. The New Equinix Shares to be issued pursuant to the Transaction have not been and will not be registered under the US Securities Act of 1933 (as amended) nor under any of the relevant securities laws of Canada, Japan or Australia. Accordingly, the New Equinix Shares may not be offered, sold or delivered, directly or indirectly, in the United States, Canada, Japan or Australia nor to any United States person, except pursuant to exemptions from applicable requirements of any such jurisdiction.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

TelecityGroup Shares acquired under the Transaction will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the Effective Date.

APPENDIX 3

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1.	The financial information relating to Equinix is extracted (without any adjustment) from the audited consolidated financial statements of Equinix for the relevant years or from the unaudited interim consolidated financial statements of Equinix for the relevant periods, prepared in accordance with U.S. GAAP.

2.	The financial information relating to TelecityGroup is extracted (without any adjustment) from the audited consolidated financial statements of TelecityGroup for the relevant years or from the unaudited interim consolidated financial statements of TelecityGroup for the relevant half years, prepared in accordance with IFRS.

3.	Any references to the fully diluted issued share capital of Equinix are based on 60,081,660 Equinix shares as at 28 May 2015 (being the last Business Day before the date of this Announcement).

4.	Any references to the fully diluted issued share capital of TelecityGroup are based on 205,409,411 TelecityGroup shares as at 28 May 2015 (being the last Business Day before the date of this Announcement), net of the expected proceeds to TelecityGroup from exercise of outstanding options.

5.	All prices for Equinix shares and TelecityGroup shares are the Closing Price for the relevant date.

6.	The Equinix volume weighted average price for the 5 day period to 28 May 2015 is derived from Bloomberg data.

7.	The value of the Transaction is based on the number of Equinix Shares in issue set out in paragraph 3 above and the Equinix share price of $269.19 as at 28 May 2015.

8.	The percentage ownership of the Combined Group which would be held by TelecityGroup Shareholders if the Transaction completes is based on the number of Equinix Shares in issue set out in paragraph 3 above and the number of TelecityGroup Shares in issue set out in paragraph 4 above.

9.	The exchange rate of 1.5283 for the conversion of U.S. dollars into pounds Sterling has been derived from Bloomberg and is based on the exchange rate as at 17.00 (BST) on 28 May 2015 (being the last Business Day before the date of this Announcement).

APPENDIX 4

DETAILS OF IRREVOCABLE UNDERTAKINGS

Name of TelecityGroup Shareholder	Number of TelecityGroup Shares	Percentage of TelecityGroup issued share capital
John Hughes	63,000	0.0310
Eric Hageman	10,000	0.0049
Claudia Arney	7,000	0.0034
Simon Batey	16,227	0.0080
Maurizio Carli	10,000	0.0049
Nancy Cruickshank	0	0
John O’Reilly	22,091	0.0109

APPENDIX 5

DEFINITIONS

“Announcement”	this announcement made pursuant to Rule 2.7 of the City Code;
“associated undertaking”	has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those regulations which shall be excluded for this purpose;
“Bidco”	Equinix (EMEA) Acquisition Enterprises B.V.;
“Board”	the board of directors;
“Break Payment Event”	has the meaning given in paragraph 16;
“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London;
“City Code” or “Code”	the City Code on Takeovers and Mergers;
“Closing Price”	the closing middle market quotations of a share derived from (i) the Daily Official List of the London Stock Exchange in respect of TelecityGroup Shares or (ii) NASDAQ in respect of Equinix Shares;
“Combined Group”	the enlarged Equinix Group following completion of the Transaction comprising the TelecityGroup Group and the Equinix Group;
“Conditions”	the conditions of the Transaction set out in Appendix 2;
“Confidentiality Agreement”	the confidentiality agreement entered into between Equinix and TelecityGroup on 27 April 2015;
“Consideration”	the consideration payable to TelecityGroup Shareholders in connection with the Transaction;
“Co-operation Agreement”	the agreement dated 29 May 2015 between Equinix and TelecityGroup and relating, among other things, to the implementation of the Transaction;
“Court”	the High Court of Justice in England and Wales;
“Court Meeting”	the meeting of the TelecityGroup Shareholders convened by order of the Court pursuant to section 899 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment thereof;
“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the Regulation);
“Disclosed”	the information which has been fairly disclosed (i) in writing prior to the date of this Announcement by or on behalf of TelecityGroup to Equinix or Equinix’s financial, accounting, tax or legal advisers (specifically as Equinix’s advisers in relation to the Transaction), (ii) in the Annual Report and Accounts for TelecityGroup for the year ended 31 December 2014, (iii) in any other public announcement made in accordance with the Disclosure Rules and Transparency Rules or the Listing Rules by TelecityGroup prior to the date of this Announcement, or (iv) in this Announcement;
“Disclosure and Transparency Rules”	the disclosure and transparency rules made by the FCA under section 73A of the Financial Services and Markets Act 2000, as amended from time to time;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;
“EFTA”	European Free Trade Association;
“EMEA”	Europe, the Middle East and Africa;
“Equinix”	Equinix, Inc., a Delaware corporation;
“Equinix Group”	Equinix and its Subsidiary and associated undertakings;
“Equinix Shareholders”	holders of Equinix Shares;
“Equinix Shares”	the common stock having a par value of $0.001 each in the capital of Equinix;
“FCA”	the Financial Conduct Authority;
“Interxion”	Interxion Holding N.V., a public company incorporated in The Netherlands;
“Listing Rules”	the listing rules made by the FCA under section 73A of the Financial Services and Markets Act 2000, as amended from time to time;
“London Stock Exchange”	London Stock Exchange plc;
“Long Stop Date”	29 November 2016 or such later date as may be agreed in writing by TelecityGroup and Equinix (with the Panel’s consent);
“LQA Adjusted EBITDA”	last quarter annualised adjusted EBITDA;
“Meetings”	the Court Meeting and the TelecityGroup General Meeting;
“Mix and Match Facility”	the mix and match facility under which TelecityGroup Shareholders may, subject to availability, elect to vary the proportions in which they receive New Equinix Shares and cash;
“NASDAQ”	NASDAQ Stock Market LLC;
“New Equinix Shares”	the new Equinix Shares to be issued pursuant to the Scheme;
“Offer”	should the Transaction be implemented by way of a Takeover Offer, the recommended offer to be made by or on behalf of Equinix to acquire the entire issued and to be issued ordinary share capital of TelecityGroup and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;
“Offer Period”	the period commencing on 7 May 2015 and ending on: (i) the earlier of the date on which the Scheme becomes effective and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide), and (ii) the earlier of the date on which the Offer becomes or is declared unconditional in all respects or lapses in the event that Equinix exercises its right to switch to an Offer in accordance with the terms of the Co-operation Agreement;
“Official List”	the official list maintained by the UK Listing Authority;
“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Offer if the person concerned has such a position;
“Overseas Shareholders”	Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;
“Panel” or “Takeover Panel”	the Panel on Takeovers and Mergers;
“PRA”	the Prudential Regulation Authority;
“Pre-Condition”	the pre-condition to the Transaction set out in Appendix 1;

“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Regulation”	the Council Regulation (EC) 139/2004 (as amended)
“REIT”	real estate investment trust;

“Restricted Jurisdiction”	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to TelecityGroup Shareholders in that jurisdiction;
“Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act 2006 between TelecityGroup and the Scheme Shareholders to implement the Transaction with or subject to any modification, addition or condition approved or imposed by the Court;
“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme under section 899 of the Companies Act 2006;
“Scheme Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Companies Act 2006;
“Scheme Document”	the document to be dispatched to TelecityGroup Shareholders including the particulars required by section 897 of the Companies Act 2006;
“Scheme Record Time”	the time and date specified as such in the Scheme Document or such later time as TelecityGroup and Equinix may agree;
“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”

1.      the TelecityGroup Shares in issue at the date of the Scheme Document;

2.      any TelecityGroup Shares issued after the date of the Scheme Document and prior to the Voting Record Time; and

3.      any TelecityGroup Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme;

“SEC”	the US Securities and Exchange Commission;

“significant interest”	a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act 2006);

“Special Equinix Dividend”	means any special distribution by Equinix that includes Equinix Shares in relation to Equinix’s real estate investment trust compliance in the manner contemplated by Equinix’s private letter ruling received from the United States Internal Revenue Service;

“Subsidiary”	has the meaning given in section 1159 of the Companies Act 2006;

“Takeover Offer”	has the meaning given in Chapter 3 of Part 28 of the Companies Act 2006;

“TelecityGroup”	Telecity Group plc, incorporated in England and Wales with registered number 5603875;
“TelecityGroup General Meeting”	the general meeting of TelecityGroup Shareholders to be convened to consider and if thought fit pass, inter alia, a special resolution in relation to the Scheme and the Transaction;
“TelecityGroup Group”	TelecityGroup and its Subsidiary and associated undertakings;
“TelecityGroup Shareholders”	the holders of TelecityGroup Shares;
“TelecityGroup Share Option Schemes”	the TelecityGroup plc Deferred Bonus Plan, the TelecityGroup plc Long-Term Incentive Plan 2012, the TelecityGroup plc Performance Share Plan, the TelecityGroup plc Restricted Stock Plan, the TelecityGroup plc IPO Share Option Plan, the TelecityGroup plc Sharesave Scheme, the TelecityGroup plc International Sharesave Scheme and the TelecityGroup plc Sharesave Scheme – Ireland, each as amended from time to time;
“TelecityGroup Shares”	the ordinary shares of £0.002 each in the capital of TelecityGroup;
“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of TelecityGroup by Equinix, to be effected by the Scheme as described in this Announcement (or by the Takeover Offer under certain circumstances described in this Announcement);
“Trigger Conditions”	has the meaning given on page 3;
“UK Listing Authority”	the FCA as the authority for listing in the United Kingdom;
“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;
“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
“Voting Record Time”	the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the day two days prior to the Court Meeting or any adjournment thereof (as the case may be);
“Wider Equinix Group”	Equinix and its subsidiary undertakings, associated undertakings and any other undertaking in which Equinix and/or such undertakings (aggregating their interests) have a significant interest; and
“Wider TelecityGroup Group”	TelecityGroup and its subsidiary undertakings, associated undertakings and any other undertaking in which TelecityGroup and/or such undertakings (aggregating their interests) have a significant interest.